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SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

_______________

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Date:       October 3, 2002

NATIONAL GRID GROUP plc

(Registrant’s Name)

15 Marylebone Road
London
NW1 5JD
(Registrant’s Address)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F            [X]                                    Form 40-F            [      ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3- 2(b) under the Securities Exchange Act of 1934.

Yes           [      ]                                       No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NATIONAL GRID GROUP plc
s/David C. Forward
By:_________________________
Name: David C Forward
Title: Assistant Secretary

Date: October 3, 2002

ANNEX 1 - Summary

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of

The Securities Exchange Act of 1934

Announcements sent to the London Stock Exchange

for September 2002

National Grid Group plc
15 Marylebone Road
London
NW1 5JD
United Kingdom

Recent Announcements to The London Stock Exchange

DATE            DETAILS

3.9.02           Executive Directors' share interests (further operation of Quest)

9.9.02           Executive Directors' share interests (further operation of Quest)

9.9.02           Timetable for release of interim results

16.9.02           Executive Directors' share interests (further operation of Quest)

20.9.02           Executive Directors' share interests (further operation of Quest)

27.9.02           National Grid - Sale of Manquehue net

27.9.02              Executive Directors' share interests (further operation of Quest)

____________________________________________________________________________________________

*NOTE:     A Separate SEC Filing was also made during the month, as follows:

24.9.02     National Grid pre-close trading update for six months ending 30 September 2002

ANNEX 2 - Copy Announcements as sent

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of

The Securities Exchange Act of 1934

Announcements sent to the London Stock Exchange

for September 2002

National Grid Group plc
15 Marylebone Road
London
NW1 5JD
United Kingdom

National Grid Group plc (National Grid)
3 September 2002

QUALIFYING EMPLOYEE SHARE OWNERSHIP TRUST (Quest)
(Notification of Directors' Interests pursuant to Section 324(2)
of the Companies Act 1985)
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On 30 August and 2 September 2002, each of the following Executive Directors of National Grid:
 E M Astle, S J Box, S J Holliday, R P Sergel and R J Urwin, technically ceased to be interested in a total of 735,801 NGG Ordinary shares, by virtue of the Quest transferring the shares to employees.

(Note: For Companies Act purposes, the Executive Directors of National Grid named above are deemed to have a technical interest in the shares held in National Grid's Quest, together with all participating employees.
The interest ceases when shares are transferred to participants who exercise their Sharesave scheme options.)

Contact: Y Fisher, Company Secretarial Assistant (0207 312 5854).

09 September 2002

National Grid Group plc and Lattice Group plc

Timetable for release of interim results

National  Grid Group plc  (National  Grid) and Lattice Group plc (Lattice)  announce  that,  subject to the  completion of the proposed merger of National Grid and Lattice,  National Grid (to be renamed  National Grid Transco plc) will release its Interim Results for the six months ending 30 September 2002 on Tuesday 26 November 2002.

If the merger has not been  completed by then,  Lattice and National Grid will each release  Interim  Results for the six months ending
30 September 2002 on Tuesday 26 November 2002.

The merger remains  subject to sanction of the Lattice scheme of arrangement  by the High Court,  and the  satisfaction  of a number of conditions  including  regulatory  consents and  approvals.  National Grid and Lattice  remain  confident that the merger will complete during autumn 2002.

Enquiries:

National Grid                                    Lattice
Investor Relations                               Investor Relations
Marcy Reed            44 (0) 20 7312 5779        Melissa Sellars       44 (0) 20 7389 3219
Terry McCormick       44 (0) 20 7312 5785        Gary Rawlinson        44 (0) 20 7389 3218
Louise Clamp          44 (0) 20 7312 5783

Media Relations                                  Media Relations
Clive Hawkins         44 (0) 20 7312 5757        Gillian Home          44 (0) 20 7389 3212
                                                 Jim Willison          44 (0) 20 7389 3213

National Grid Group plc (National Grid)
9 September 2002

QUALIFYING EMPLOYEE SHARE OWNERSHIP TRUST (Quest)
(Notification of Directors' Interests pursuant to Section 324(2)
of The Companies Act 1985)
----------------------------------------------------------------

On 6 September 2002, each of the following Executive Directors of National Grid:-
E M Astle, S J Box, S J Holliday, R P Sergel and R J Urwin, technically ceased to be interested in 148,170 NGG Ordinary shares, by virtue of the Quest transferring the shares to employees.

(Note: For Companies Act purposes, the above-named Executive Directors of National Grid are deemed to have a technical interest in the shares held in National Grid's Quest, together with all participating employees. The interest ceases when shares are transferred to participants who exercise their Sharesave scheme options.)

Contact: B J S Mathews, Deputy Company Secretary (0207 312 5849)

National Grid Group plc (National Grid)
16 September 2002

QUALIFYING EMPLOYEE SHARE OWNERSHIP TRUST (Quest)
(Notification of Directors' Interests pursuant to Section 324(2)
of the Companies Act 1985)
----------------------------------------------------------------

On 13 September 2002, each of the following Executive Directors of National Grid:
E M Astle, S J Box, S J Holliday, R P Sergel and R J Urwin,
technically ceased to be interested in 83,507 NGG Ordinary shares, by virtue of the Quest transferring the shares to employees.

(Note: For Companies Act purposes, the Executive Directors of National Grid named above are deemed to have a technical interest in the shares held in National Grid's Quest, together with all participating employees. The interest ceases when shares are transferred to participants who exercise their Sharesave scheme options.)

Contact: Y Fisher, Company Secretarial Assistant (0207 312 5854).

National Grid Group plc (National Grid)
20 September 2002

QUALIFYING EMPLOYEE SHARE OWNERSHIP TRUST (Quest)
(Notification of Directors' Interests pursuant to Section 324(2)
of the Companies Act 1985)
----------------------------------------------------------------
On 20 September 2002, each of the following Executive Directors of National Grid: E M Astle, S J Box, S J Holliday, R P Sergel and R
J Urwin, technically ceased to be interested in 112,936 NGG Ordinary shares, by virtue of the Quest transferring the shares to employees.
(Note: For Companies Act purposes, the Executive Directors of National Grid named above are deemed to have a technical interest in the shares held in National Grid's Quest, together with all participating employees. The interest ceases when shares are transferred to participants who exercise their Sharesave scheme options.)
Contact: DC Forward, Assistant Secretary (0207 312 5860).

27 September 2002

National Grid - sale of Manquehue net

National Grid Group plc announces today that it has reached agreement to sell its stake in its Chilean joint venture, Manquehue net.

As noted in the company's  pre-close  trading update issued earlier this week, we have also agreed the sale of Silica to management and are in  advanced  discussions  to find a solution  for  Intelig  before the end of our  financial  year.  We remain  confident  we will complete our exit from all these businesses within the financial provisions made last year.

Cautionary statement

This  announcement  contains certain  statements that are neither reported  financial results nor other historical  information.  These statements are  forward-looking  statements  within the meaning of the  safe-harbour  provisions of the federal  securities laws of the
United  States.  These  forward-looking  statements  rely on a  number  of  assumptions  and are  subject  to a  number  of  risks  and uncertainties,  many of which are outside the control of National Grid Group plc ("National Grid"),  that could cause actual results to differ materially from those expressed in or implied by such statements, such as future market conditions,  currency fluctuations,  the behaviour of other market  participants  and the actions of governmental  and state  regulators.  Other factors that could cause actual results to differ  from those  described  in this  material  include the  ability to  integrate  Lattice  Group plc and  National  Grid successfully  or to realise all of the synergies  from such  integration or the failure to retain key  management.  For a more detailed description of these  assumptions,  risks and  uncertainties,  please see National Grid's filings with the United States Securities and
Exchange  Commission  (and, in particular,  the "Risk Factors" and "Operating and Financial  Review" sections in its most recent annual report on Form 20F).  Recipients are cautioned not to place undue  reliance on these  forward-looking  statements,  which speak only as of the date of publication of this  announcement.  National Grid does not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of publication of this announcement.

Enquiries

National Grid Group:

Investors
Marcy Reed                          +44 (0)20 7312 5779             +44 (0)7768 490807(m)
Terry McCormick                     +44 (0)20 7312 5785             +44 (0)7768 045139(m)
Louise Clamp                        +44 (0)20 7312 5783             +44 (0)7768 555641(m)

Media
Clive Hawkins                       +44 (0)20 7312 5757           +44 (0)7836 357173(m)

Citigate Dewe Rogerson: +44 (0)20 7638 9571
Anthony Carlisle        +44 (0)7973 611888(m)

National Grid Group plc (National Grid)
27 September 2002

QUALIFYING EMPLOYEE SHARE OWNERSHIP TRUST (Quest)
(Notification of Directors' Interests pursuant to Section 324(2)
of the Companies Act 1985)
----------------------------------------------------------------
Today, each of the following Executive Directors of National Grid: E M Astle, S J Box, S J Holliday, R P Sergel and R J Urwin,
technically ceased to be interested in 30,622 NGG Ordinary shares, by virtue of the Quest transferring the shares to employees.
(Note: For Companies Act purposes, the Executive Directors of National Grid named above are deemed to have a technical interest in the shares held in National Grid's Quest, together with all participating employees. The interest ceases when shares are transferred to participants who exercise their Sharesave scheme options.)
Contact: D C Forward, Assistant Secretary (0207 312 5860).